November 6, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-4631
Attn:	Ms. Pamela A. Long and
Ms. Erin K. Jaskot

Re:	Ener-Core, Inc.
Amendment No. 2 to Current Report on Form 8-K
Filed October 7, 2013
File No. 333-173040

Dear Ms. Long and Ms. Jaskot:

On behalf of Ener-Core, Inc. (the “Company”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) in the letter dated October 23, 2013. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Explanatory Note

1.	We note your statement that the second amendment to your Form 8-K speaks as of the date of the original filing and does not reflect events that may have occurred after the date of the original filing. Each amendment to your Form 8-K should be updated to present the legal disclosure as of the date of the amendment. Please revise the Form 8-K accordingly.

RESPONSE: The Company has revised the Explanatory Note and has updated its legal disclosures in the amended Current Report on Form 8-K/A (“Form 8-K/A”) that it will file with the SEC concurrently with this response letter.

Related Party Transactions, page 32

2.	Please revise your disclosure in this section to provide all of the information required by Item 404(d) of Regulation S-K. For example, you should provide the name of the individuals or entities from which you borrowed funds and disclose the basis on which the individual or entity is a related person. Please also ensure that you include all transactions which are required to be disclosed by Item 404(d) of Regulation S-K. We note, for example, various transactions listed in Note 8 to your financial statements filed with your Form 10-Q for the quarter ended June 30, 2013 that are not disclosed in the related party transactions section of your Form 8-K.

RESPONSE: The Company has amended its disclosures regarding its related party transactions on page 32 of the Form 8-K/A to provide the information as required by Item 404(d) of Regulation S-K.

Recent Sales of Unregistered Securities, page 40

3.	Please revise your disclosure in this section to provide all of the information required by Item 701 of Regulation S-K, including the date of sale, title and amount of securities sold, the name of the person or class of persons to whom the securities were sold, and the consideration paid for the securities. Please also include all transactions required to be disclosed during the time period covered by Item 701. We note, for example, the issuance of shares to certain shareholders in connection with notes payable and advances to the company that are not disclosed in this section.

U.S. Securities and Exchange Commission

Ms. Pamela Long and Ms. Erin K. Jaskot

November 6, 2013

RESPONSE: The Company has amended its disclosures regarding its recent sales of unregistered securities on page 40 of the Form 8-K/A to provide the information required by Item 701 of Regulation S-K.

* * * * *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (424) 239-1890, by fax at (424) 239-1882 or by electronic mail at dtolentino@lkpgl.com.

Very truly yours,

LKP GLOBAL LAW, LLP

		By:	/s/ Dominador Tolentino
Dominador Tolentino, Esq.

Cc:	Alain J. Castro, Chief Executive Officer
Michael Levin, Esq.